

July 21, 2010

By U.S. Mail and facsimile to (212) 604-0722

Frank M. Moratti
Company Secretary and Legal Counsel
Sims Metal Management Limited
Sir Joseph Banks Corporate Park
Suite 3, Level 2
32-34 Lord Street
Botany, NSW 2019, Australia

> **Re: Sims Metal Management Limited**
> **Forms 20-F and 20-F/A for Fiscal Year Ended June 30, 2009**
> **Filed November 12, 2009 and April 14, 2010**
> **File No. 001-33983**

Dear Mr. Moratti:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Craig A. Roeder, Esq.
    Baker & McKenzie
    Via facsimile to (312) 698-2365